UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Digicel MidCo Limited
DIFL US II LLC

(Issuers)

(Name of applicant)

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
+1 (441) 500-0099

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount(1)
10.50% Senior Notes due 2028	$396,452,333 aggregate principal amount

(1)	Calculated assuming the Reorganization Transactions (as defined herein) had been consummated on March 31, 2023.

Approximate date of issuance

Upon the effective date of the Scheme (as defined herein), which will be approximately January 26, 2024

Name and address of agent for service:

Rahulkumar Jain

Chief Financial Officer
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
+1 (441) 500-0099

With copies to:

Michael Kaplan
Davis Polk & Wardwell LLP
450 Lexington Ave
New York, New York 10017
(212) 450-4000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

This Amendment No. 1 (this “Amendment”) to the Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29108) originally filed by the Applicants with the Securities and Exchange Commission on August 21, 2023 (the “Initial Application”), is being filed to (i) add an additional Issuer as an Applicant, (ii) amend and restate Items 1, 2, 3, 4, 5, 7 and 8 of the Initial Application, (iii) attach certain exhibits previously omitted from the Initial Application and (iv) amend and restate the Index to Exhibits.

Except as described above, this Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, all capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Initial Application.

Digicel MidCo Limited is referred to herein as the “Company.”

General

1.  General Information

Name of Applicant	Form of Organization	Jurisdiction of Organization
Digicel MidCo Limited	Company	Bermuda
DIFL US II LLC	Limited Liability Company	Delaware (US)

2.  Securities Act Exemption Applicable

Registration of the 10.50% Senior Notes due 2028 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests ... where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ...”

The New Notes will be issued pursuant to the Indenture, the form of which is attached hereto as Exhibit T3C (the “Indenture”), among the Issuers and Wilmington Savings Fund Society, FSB (the “Trustee”), in connection with a scheme of arrangement pursuant to Section 99 of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) (the “Scheme”), if such Scheme becomes effective (such date of effectiveness, the “Effective Date”). See (a) the scheme document, which is attached as Exhibit T3E-1 and included in the Proxy Solicitation Statement attached as Exhibit T3E-2 sent through the facilities of The Depository Trust Company on August 21, 2023, setting forth the Scheme and (b) the explanatory statement, which will be attached as Exhibit T3E-3, required by Bermuda law to accompany the scheme document setting out all information a DIFL Scheme Creditor (as defined therein) would need to know in order to be able to properly consider whether to vote in favor of the Scheme (together, the “Scheme Document”). The Issuers provided the Scheme Document to the DIFL Scheme Creditors on October 3, 2023. As set forth in more detail in the Scheme Document, the DIFL Unsecured Noteholders will receive the New Notes issued by the Issuers in exchange for their Scheme Claims (as such term is defined in the Scheme Document) relating to the Existing Unsecured Notes Indenture (as such term is defined in the Scheme Document) and/or the DIFL Unsecured Notes (as such term is defined in the Scheme Document) issued pursuant to such Existing Unsecured Notes Indenture upon effectiveness of the Scheme because the Scheme was accepted by at least seventy-five percent by value and a majority in number of those DIFL Scheme Creditors voting at the Scheme Meetings (as such term is defined in the Scheme Document) held on October 18, 2023 and the Bermuda Court sanctioned the Scheme pursuant to the scheme sanction order dated November 6, 2023 attached as Exhibit T3D (the “Scheme Sanction Order”).

Analysis

The issuance of the New Notes as part of the Scheme will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

On the Effective Date, the New Notes will be issued in exchange for the DIFL Scheme Creditors’ claims arising from the DIFL Unsecured Notes and/or the Existing Unsecured Notes Indenture.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

Under Section 99 of the Bermuda Companies Act, a Bermuda scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and the DIFL Scheme Creditors when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The hearing to sanction the Scheme (the “Scheme Sanction Hearing”) took place on November 3, 2023. The Bermuda Court’s sanctioning of the Scheme will be relied upon as an approval of the Scheme following the Scheme Sanction Hearing at which hearing all such security holders were entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification was given to all such security holders.

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme was approved by the Bermuda Court pursuant to the Scheme Sanction Order on November 6, 2023 following the Scheme Sanction Hearing. Prior to the Scheme Sanction Hearing, the Bermuda Court received the Scheme Documents, which each set forth that the Issuers will rely on the Bermuda Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption. In the course of the Scheme Sanction Hearing on November 3, 2023, the Issuers further informed the Bermuda Court that they will rely on the Section 3(a)(10) exemption based on the Bermuda Court’s approval of the transaction. At the Scheme Sanction Hearing, the Bermuda Court must be satisfied that it is a fair scheme of arrangement. It must be a scheme of arrangement that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. As such, the Bermuda Court considered the fairness of the Scheme to the DIFL Scheme Creditors in the course of approving the Scheme and issued the Scheme Sanction Order on November 6, 2023.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

The Scheme becomes effective following the delivery of the Scheme Sanction Order sanctioning the Scheme to the Bermuda Registrar of Companies and satisfaction of the remaining conditions to effectiveness. The Scheme Sanction Order was issued by the Bermuda Court following the Scheme Sanction Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Scheme Sanction Hearing was held pursuant to Section 99 of the Bermuda Companies Act.

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All DIFL Scheme Creditors (and any other interested parties) were entitled to appear at the Scheme Sanction Hearing and dissenting DIFL Scheme Creditors had an opportunity to voice their objections. The Scheme Sanction Hearing was held by the Bermuda Court in open court.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Information material to the decision of a DIFL Scheme Creditor whether or not to agree to the Scheme, as provided in the Scheme Document, was provided to relevant DIFL Scheme Creditors in such a manner as to ensure that such parties receive timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to DIFL Scheme Creditors for the purposes of their participation in the Scheme Meeting, was provided in accordance with the orders of the Court made on September 22, 2023. As noted above, the Scheme Documents each set forth that the Issuers will rely on the Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There were no impediments to the appearance of any DIFL Scheme Creditors at the Scheme Sanction Hearing.

Affiliations

3.  Affiliates

(a)  As of the date hereof, Digicel Investments Limited and limited partnerships and other entities controlled by or acting jointly with Mr. Denis O’Brien (collectively, “DOB”) holds a majority of the voting securities of Digicel Group Holdings Limited (“DGHL”), which is the ultimate indirect parent of the Applicants.

Immediately following the completion of the reorganization transactions contemplated by the Proxy Solicitation Statement (including the consummation of the Scheme) (collectively, the “Reorganization Transactions”), (i) one or more funds for which PGIM Inc. or its affiliates acts as investment manager, advisor or sub-advisor (collectively, “PGIM”) and (ii) one or more funds for which Contrarian Capital Management, L.L.C. acts as investment manager, advisor or sub-advisor (collectively, “Contrarian”), in each case, are expected to hold 10% or more of the voting securities of Digicel Holdings (Bermuda) Limited (“DHL”), which will be the ultimate indirect parent of the Applicant immediately after giving effect to the Reorganization Transactions.

As result of their ownership of such voting securities and certain governance agreements entered into or to be entered into, as applicable, by such parties, (i) DOB is considered to be an affiliate of the Applicants as of the date hereof and is expected to be an affiliate of the Applicants immediately following the completion of the Reorganization Transactions, and (ii) PGIM and Contrarian are each expected to be affiliates of the Applicants immediately following the completion of the Reorganization Transactions.

The following table sets forth information as to each person expected to own 10% or more of the voting securities of DHL after giving effect to the Reorganization Transactions, assuming (i) all holders elect to subscribe for (a) the Exit Preferred Shares (as defined in the Proxy Solicitation Statement) and (b) the Subscription DHL Common Shares (as defined in the Proxy Solicitation Statement) to be issued by DHL in the Reorganization Transactions, (ii) all holders elect to receive Voting DHL Common Shares (as defined in the Proxy Solicitation Statement) and Voting Exit Preferred Shares (as defined in the Proxy Solicitation Statement) in the Reorganization Transactions, (iii) $121 million of Voting Exit Preferred Shares are issued by DHL in the Reorganization Transactions and (iv) all holders receive the applicable Commitment Payment (as defined in the Proxy Solicitation Statement) in the Reorganization Transactions.

Name	Percentage of Voting Securities Owned
PGIM	48.4%

Contrarian	16.2%

(b)  The following is a list of affiliates of the Applicants as of the date of this Amendment. It is expected that each of the entities listed below will be an affiliate of the Applicants after the consummation of the Reorganization Transactions.

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel Group Holdings Limited	Bermuda	Digicel Investments Limited	99.94%
Digicel Caribbean Executive AV Services Ltd.	St. Lucia	Digicel Group Holdings Limited	100%
Lava Hotel Ltd.	Samoa	Digicel Caribbean Executive AV Services Ltd.	100%
Digicel Group Executive AV Services Ltd.	St. Lucia	Digicel Group Holdings Limited	100%
Boom Financial, Inc.	Delaware	Prism Financial Processing Services Ltd.	95.26%
Qualbun Limited	Ireland	Digicel International Finance Limited	100%
Cricket Sporting Investments Limited	Bermuda	Digicel Group Holdings Limited	68.51%
CPL Holdings Limited	Bermuda	Cricket Sporting Investments Limited	100%
6ixty Limited	St. Lucia	CPL Holdings Limited	100%
CPL Limited	St. Lucia	CPL Holdings Limited	95%
CPL US OpCO Limited	Delaware	CPL Limited	100%
CPL Events Ltd.	St. Lucia	CPL Limited	100%
STLT20 Limited	St. Lucia	CPL Limited	100%
CPL Trinidad Limited	Trinidad & Tobago	CPL Limited	100%
CPL HoldCo (Antigua) Limited	St. Lucia	CPL Limited	100%
CPL OpCo (Antigua) Limited	Jamaica	CPL HoldCo (Antigua) Limited	100%
Digicel Limited	Bermuda	Digicel Group Holdings Limited	100%
Digicel (Central America) Limited	Bermuda	Digicel Limited	100%
Digicel Holdings (Central America) Limited	Bermuda	Digicel (Central America) Limited (43.6%) Digicel Investments Ltd. (53.15%)	96.75%
Digicel (Central America) Group Limited	Bermuda	Digicel Holdings (Central America) Limited	100%
Digicel (Central America Holdings) Limited	Bermuda	Digicel (Central America) Group Limited	100%
Digicel Holdings Panama Ltd.	Bermuda	Digicel (Central America Holdings) Limited	100%
Digicel Panama S.A.	Panama	Digicel Holdings Panama Ltd. (90%) Digicel (Jamaica) Limited (10%)	100%
Turgeau Holdings Limited	St. Lucia	Digicel Limited	100%
Turgeau Developments S.A.	Haiti	Turgeau Holdings Limited	99.6%
Mossel Limited	Isle of Man	Digicel Limited	100%
Future Holdings Limited	Bermuda	Digicel Limited	100%
Pembroke Fibre Capital Limited	Bermuda	Future Holdings Ltd.	100%
Future Rights Ltd.	England and Wales	Future Holdings Ltd.	100%
Digicel Holdings (Bermuda) Limited	Bermuda	Digicel Limited	100%
Digicel Midco Limited	Bermuda	Digicel Holdings (Bermuda) Ltd.	100%
Digicel Intermediate Holdings Limited	Bermuda	Digicel Midco Limited	100%
Digicel International Finance Limited	Bermuda	Digicel Intermediate Holdings Limited	100%
Onnut Ventures Limited	Isle of Man	Digicel Limited	100%
Onnut Property Holdings Limited	St. Lucia	Onnut Ventures Limited	100%
Onnut Property Holdings (Jamaica) Limited	Jamaica	Onnut Property Holdings Limited	100%
French Caribbean Holdings S.à r.l.	Luxembourg	Digicel International Finance Limited	100%
Digicel French Caribbean S.A.S.	France	French Caribbean Holdings S.à r.l.	100%
Madiacom	France	Digicel French Caribbean S.A.S.	50%
Digicel Antilles Francaises Guyana	France	Digicel French Caribbean S.A.S.	100%
Digicel IDOM Holdings	France	Digicel French Caribbean S.A.S.	100%
IDOM Technologies	France	Digicel IDOM Holdings	100%
Digicel Holdings Limited	Barbados	Digicel International Finance Limited	100%
Bajan Investments NL Cooperative U.A.	Netherlands	Digicel Holdings Limited (99.9%) Digicel International Finance Limited (0.1%)	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel Investments France S.A.S.	France	Digicel Investments NL Cooperative U.A.	100%
Digicel Cayman Limited	Cayman Islands	Digicel Holdings Limited	96.9%
Wireless Ventures (Cayman Islands) Limited	Cayman Islands	Digicel Cayman Limited	100%
Digicel Cayman Services Limited	Cayman Islands	Digicel Holdings Limited	100%
Digicel Holdings, Ltd.	Cayman Islands	Digicel International Finance Limited	100%
Digicel S.A. de C.V.	El Salvador	Digicel Holdings, Ltd. (99%) Digicel Cayman Services Limited (1%)	100%
Escucha Panama S.A.	Panama	Digicel Holdings, Ltd.	100%
Escucha Panama S.A.	El Salvador	Escucha Panama S.A.	100%
Digicel Guatemala	Guatemala	Digicel Holdings, Ltd.	90%
Digicel Haiti Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel Haiti International Finance Holdings Limited	St. Lucia	Digicel Haiti Holdings Limited	100%
OneFone S.A.	Haiti	Digicel Haiti International Finance Holdings Limited	100%
Digicel Haiti International Finance Limited	St. Lucia	Digicel Haiti International Finance Holdings Limited	100%
Unigestion Holdings S.A.	Haiti	Digicel Haiti International Finance Limited (96%) OneFone S.A. (4%)	100%
Communication Cellulaire d’Haïti, S.A.	Haiti	Unigestion Holdings S.A.	100%
MFS Haiti S.A.	Haiti	Unigestion Holdings S.A.	100%
Alpha Communications Network S.A.	Haiti	Unigestion Holdings S.A.	100%
NuTV Investments S.A.	Haiti	Unigestion Holdings S.A.	58.8%
Digicel Satellite Systems S.A.	Haiti	NuTV Investments	50.2%
Fonkoze	Haiti	Digicel Haiti International Finance Limited	30.8%
Grand Canal Finance Limited	Bermuda	Digicel International Finance Limited	100%
Digicel Eastern Caribbean Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel OECS Limited	Barbados	Digicel Eastern Caribbean Limited	91.02%
Digicel Sub-Sea Cable Limited	St. Lucia	Digicel OECS Limited	100%
Digicel Grenada Cable Company Limited	Grenada	Digicel Sub-Sea Cable Limited	100%
Digicel (St. Lucia) Ltd.	St. Lucia	Digicel OECS Limited	100%
Digicel Grenada Limited	Grenada	Digicel Grenada Cable Company Limited	100%
Digicel (St. Vincent) Limited	St. Vincent	Digicel Grenada Cable Company Limited (Grenada) SVG Branch	100%
Digicel (Dominica) Limited	Dominica	Digicel Eastern Caribbean Limited	100%
Digicel Grenada Cable Company Limited (Grenada) SVG Branch	St. Vincent	Digicel Grenada Cable Company Limited	100%
Wireless Ventures (St. Kitts-Nevis) Limited	St. Kitts and Nevis	Digicel Eastern Caribbean Limited	100%
Digicel (BVI) Limited	British Virgin Islands	Digicel Eastern Caribbean Limited	100%
Site Acquisition Services (BVI) Limited	British Virgin Islands	Digicel (BVI) Limited	100%
Digicel (Barbados Holdings) Limited	St. Lucia	Digicel Eastern Caribbean Limited	75%
Digicel (Barbados) Limited	Barbados	Digicel (Barbados Holdings) Limited	100%
Cellular Communications (Barbados) SRL	Barbados	Digicel International Finance Limited	100%
Antigua Wireless Ventures Ltd.	Antigua and Barbuda	Digicel Eastern Caribbean Limited	100%
Digicel Aruba Holdings B.V.	Curaçao	Digicel Eastern Caribbean Limited	100%
New Millennium Telecom Services N.V.	Aruba	Digicel Aruba Holdings B.V.	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Fibre Investments Limited	St. Lucia	Digicel International Finance Limited	100%
Turks & Caicos Broadcasting Limited	Turks & Caicos	Fibre Investments Limited	49%
TCT Limited	Turks & Caicos	Turks & Caicos Broadcasting Limited	100%
SAT Telecommunications Limited	Dominica	Fibre Investments Limited	100%
Deep Blue Cable Limited	St. Lucia	Fibre Investments Limited	100%
Deep Blue Cable (US) Inc.	Delaware	Deep Blue Cable Limited	100%
Fibre Investments Holdings Limited	St. Lucia	Fibre Investments Limited	100%
Caribbean Premier Sports Limited	St. Lucia	Fibre Investments Limited	50%
Antilles Crossing St. Croix Inc.	U.S. Virgin Islands	Fibre Investments Holdings Limited	100%
AC (Barbados) IBC	Barbados	Fibre Investments Holdings Limited	100%
Antilles Crossing (St Lucia) Limited	St. Lucia	AC Barbados IBC	100%
Caribbean Cable Communications Holdings Limited	Anguilla	Fibre Investments Limited	100%
Caribbean Cable Communications (Anguilla) Limited	Anguilla	Caribbean Cable Communications Holdings Limited	95.6%
Cable Television of Nevis Holdings Limited	Nevis	Caribbean Cable Communications Holdings Limited	96.8%
Caribbean Cable Communications (Nevis) Limited	Nevis	Cable Television of Nevis Holdings Limited	100%
Caribbean Cable Communications (Montserrat) Limited	Montserrat	Caribbean Cable Communications Holdings Limited	100%
Digicel Caribbean Limited	Barbados	Digicel International Finance Limited	100%
Digicel International and Wholesale Group Limited	Cayman Islands	Digicel Caribbean Limited	100%
Digicel Jamaica Limited	Jamaica	Digicel Caribbean Limited	100%
Digicel International Business Limited	Jamaica	Digicel Caribbean Limited	100%
Bamba Holdings Limited	St. Lucia	Digicel Jamaica Limited	100%
Digicel Cable Communications Limited	Jamaica	Digicel Jamaica Limited	100%
Digicel Ventures Inc.	Florida	Digicel Jamaica Limited	100%
Diaspora Talktime Inc.	Florida	Digicel Jamaica Limited	100%
Digicel USA, Inc.	Florida	Digicel Jamaica Limited	100%
Digicel USA MV LLC	Florida	Digicel USA Inc.	100%
First Communications Limited	Jamaica	Digicel Jamaica Limited	75%
Real Jam TV Limited	Jamaica	Digicel Jamaica Limited (25%) First Communications Limited (25%)	50%
New Reality (TV) Limited	Jamaica	Digicel Jamaica Limited (40%) First Communications Limited (30%)	70%
Ring Time TV Limited	Jamaica	First Communications Limited (30%)	30%
Rising Stars (Caribbean) Limited	Barbados	First Communications Limited (50%) Digicel (Barbados) Limited (50%)	100%
Trinidad and Tobago Rising Stars Ltd.	Trinidad & Tobago	First Communications Limited	40%
NewCom Live (St Lucia) Limited	St. Lucia	Digicel International Finance Limited	75%
New Com Live Panama	Panama	NewCom Live (St Lucia) Limited	100%
New Com Live El Salvador S.A. de. C.V.	El Salvador	New Com Live Panama	99.9%
NewCom Communication Private Ltd.	Singapore	NewCom Live (St Lucia) Limited	100%
New Com Live Haiti	Haiti	NewCom Live (St Lucia) Limited	100%
NewCom Live Fiji (PTE) Limited	Fiji	NewCom Communication Private Ltd.	100%
NewCom Live (PNG) Limited	Papua New Guinea	NewCom Communication Private Ltd.	100%
Telstar Cable Limited	Jamaica	Digicel Jamaica Limited	100%
Diginoc Limited	Jamaica	Digicel Jamaica Limited	100%
Symptai Consulting Limited	Jamaica	Digicel Jamaica Limited	51%
Oceanic Digital Jamaica Limited	Jamaica	Bamba Holdings Limited	100%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Digicel Trinidad and Tobago International Finance Limited	Barbados	Digicel International Finance Limited	100%
Digicel Trinidad and Tobago Limited	Trinidad & Tobago	Digicel Trinidad and Tobago International Finance Limited	100%
MyCash (Trinidad and Tobago) Limited	Trinidad & Tobago	Digicel Trinidad & Tobago Limited	100%
Digicel Guyana Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Digicel Guyana Limited	St. Lucia	Digicel Guyana Holdings Limited	100%
U-Networks Guyana Limited	St. Lucia	Digicel Guyana Holdings Limited	100%
U-Mobile, Inc.	Guyana	U-Networks Guyana Limited	100%
U-Mobile (Cellular) Inc.	Florida	Digicel Guyana Limited	100%
Digicel Caribe Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
IPac Communications Limited	Fiji	Digicel International Finance Limited	100%
Digicel Pacific Mobile Financial Services Limited	Bermuda	Digicel International Finance Limited	100%
Wireless Holdings (Bermuda) Limited	Bermuda	Digicel Caribe Holdings Limited	100%
Telecommunications (Bermuda & West Indies) Limited	Bermuda	Wireless Holdings Limited	100%
Digicel Holdings BTC Limited	Bermuda	Telecommunications (Bermuda & West Indies) Limited	100%
The Bermuda Telephone Company Limited	Bermuda	Digicel Holdings BTC Limited	100%
Pembroke Holdings Limited	Bermuda	The Bermuda Telephone Company Limited	100%
Transact Limited	Bermuda	Telecommunications (Bermuda & West Indies) Limited	100%
Wireless Ventures (Anguilla) Limited	Anguilla	Digicel International Finance Limited	100%
Digicel Curaçao Holdings B.V.	Curaçao	Digicel International Finance Limited	100%
Antilliano Por N.V.	Curaçao	Digicel Curaçao Holdings B.V.	99%
Antilliano Por N.V. Bonaire Branch	Bonaire	Antilliano Por N.V.	100%
Curaçao Telecom N.V.	Curaçao	Digicel Curaçao Holdings B.V.	100%
Santa Barbara Utilities N.V.	Curaçao	Digicel Curaçao Holdings B.V.	100%
Digicel Suriname N.V.	Suriname	Digicel International Finance Limited	87.7%
Digicel Turks & Caicos Holdings Limited	Turks and Caicos	Digicel International Finance Limited	100%
Digicel (Turks & Caicos) Limited	Turks and Caicos	Digicel Turks & Caicos Holdings Limited	51%
Site Acquisition Services TCI Limited	Trinidad & Tobago	Digicel (Turks & Caicos) Limited	100%
Prism Services Holdings Limited	St. Lucia	Digicel International Finance Limited	92%
Spectrum Loyalty Solutions Limited	St. Lucia	Prism Services Holdings Limited	100%
Prism Services Inc.	Barbados	Spectrum Loyalty Solutions Limited	100%
Prism Services Trinidad & Tobago Limited	Trinidad & Tobago	Prism Services Inc.	100%
Prism Services Limited	Jamaica	Prism Services Inc.	100%
A.P.M. Holdings Limited	Jamaica	Prism Services Limited	80%
Paymaster (Jamaica) Limited	Jamaica	A.P.M. Holdings Limited	100%
Prism MyCash Holdings	St. Lucia	Prism Services Holdings Limited	100%
Stronghold Data Solutions Bahamas Ltd.	Bahamas	Prism Services Holdings Limited	100%
Prism Acceptance Holdings	St. Lucia	Prism Services Holdings Limited	100%
Prism Financial Services (Haiti) S.A.	Haiti	Prism Services Holdings Limited	96%
Streamline Solutions Holdings Limited	St. Lucia	Prism Services Holdings Limited	100%
Streamline Solutions Barbados Limited	Barbados	Streamline Solutions Holdings Limited	100%
Streamline Solutions Jamaica Limited	Jamaica	Streamline Solutions Holdings Limited	100%
Output Solutions Central America Trinidad Limited	Trinidad & Tobago	Streamline Solutions Holdings Limited	100%
Streamline Solutions Mailing Limited	Trinidad & Tobago	Streamline Solutions Holdings Limited	70%

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned
Prism Financial Processing Services Limited	Barbados	Prism Services Holdings Limited	100%
Prism Financial Services Guyana Inc.	Guyana	Prism Services Holdings Limited	100%
Prism Services Inc.	Florida	Prism Services Holdings Limited	100%
Medicard Limited	Trinidad & Tobago	Prism Services Holdings Limited	100%
Prism Services (Cayman) Limited	Cayman Islands	Prism Services Holdings Limited	100%
Magna Rewards Caribbean Inc.	Barbados	Prism Services Holdings Limited	100%
Magna Rewards Trinidad Limited	Trinidad & Tobago	Magna Rewards Caribbean Inc.	100%
Magna Rewards Jamaica Limited	Jamaica	Magna Rewards Caribbean Inc.	100%
MediCard Barbados Limited	Barbados	Magna Rewards Caribbean Inc.	100%
Prism Financial Services Holdings Limited	St. Lucia	Prism Services Holdings Limited	100%
Prism (Panama) Holdings SA	Panama	Prism Services Holdings Limited	100%
Prism Financial Services S.A. de C.V.	El Salvador	Prism (Panama) Holdings SA	99.5%
Digicel (TCI) Services Limited	Turks & Caicos	Digicel (Turks & Caicos) Limited	100%
Woodbourne Holdings Limited	St. Lucia	Digicel International Finance Limited	100%
Fimi Jamaica Investments Limited	Jamaica	Woodbourne Holdings Limited	100%
Fimisal, S.A de C.V.	El Salvador	Woodbourne Holdings Limited	100%
Alo Haiti	Haiti	Woodbourne Holdings Limited	97%
International Media Content Limited	Barbados	Fibre Investments Limited	100%
Bizmax Limited	Jamaica	International Media Content Limited	100%
Sportsmax Limited	Jamaica	International Media Content Limited	100%
Trend Media Limited	St. Lucia	Digicel International Finance Limited	100%
Trend Media Limited	Jamaica	Trend Media Limited	100%
Trend Media Communications (Trinidad & Tobago) Limited	Trinidad & Tobago	Trend Media Limited	100%
Middle Caribbean Network S.A.S.	France	Digicel Investments France S.A.S.	100%
Middle Caribbean Network Ltd	Dominica	Middle Caribbean Network S.A.S	100%
Southern Caribbean Fiber SAS	France	Digicel Investments France S.A.S.	100%
Southern Caribbean Fiber Limited	Trinidad & Tobago	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Ltd.	Antigua	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Limited	Grenada	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Ltd.	St. Lucia	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Limited	St. Vincent and the Grenadines	Southern Caribbean Fiber SAS	100%
Southern Caribbean Fiber Ltd.	St. Kitts and Nevis	Southern Caribbean Fiber SAS	100%
Global Caribbean Crossing SARL	France	Digicel Investments France S.A.S.	100%
Antilles Crossing LP	Delaware	Digicel Investments France S.A.S. (99.9%) Global Caribbean Crossing SARL (0.1%)	100%
Antilles Crossing Barbados LP	Delaware	Digicel Investments France S.A.S. (99.9%) Global Caribbean Crossing SARL (0.1%)	100%
Antilles Crossing International LP	Delaware	Digicel Investments France S.A.S. (99.9%) Global Caribbean Crossing SARL (0.1%)	100%
Caicos TV Holdings Ltd	Turks & Caicos	Turks & Caicos Broadcasting Limited	100%
DIFL US LLC	Delaware	Digicel International Finance Limited	100%
DIFL US II LLC	Delaware	Digicel MidCo Limited	100%

The Applicants expect that all of these entities will continue to exist upon consummation of the Reorganization Transactions, in the ownership structure shown above, except that, immediately following consummation of the Reorganization Transactions, (i) Digicel Limited (“DL”) will no longer own DHL, (ii) all of the entities currently owned by DL will be transferred from DL to the Digicel International Finance Limited and (iii) Digicel Intermediate Holdings Limited will become a wholly owned direct subsidiary of the Applicant. As a result of the foregoing, DHL, rather than DGHL, will become the ultimate parent of the Applicants upon consummation of the Reorganization Transactions.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

Management and Control

4.  Directors and Executive Officers

The following tables list the name of, and office held by, each director and executive officer of the Applicants as of the date hereof. The mailing address of each director and executive officer is: c/o Digicel MidCo Limited, 14 Ocean Boulevard, Kingston, Jamaica, W.I.

(1) Digicel MidCo Limited

Name	Office
Denis J. O’Brien	Director and Chairman
Lawrence Hickey	Director
Maarten Boute	Officer

(2) DIFL US II LLC

The sole member of DIFL US II LLC is Digicel MidCo Limited.

5.  Principal Owners of Voting Securities

The principal owners of 10% or more of the voting securities for each Applicant as of (i) the date hereof and (ii) the Effective Date are set forth in the table below. Unless, otherwise stated, the address for each of the owners of voting securities listed below is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(1) Digicel MidCo Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel Holdings (Bermuda) Limited	Common shares	12,000	100%

(2) DIFL US II LLC

As of the date hereof and after the Effective Date, no person owns, or will own, 10% or more of the voting securities of DIFL US II LLC other than as indicated in the table below:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Digicel MidCo Limited	Membership Interest	N/A	100%

Capital Securities

7.  Capitalization

(a)	The authorized and outstanding securities of the Applicants as of the date hereof are as follows:

(1) Digicel Intermediate Holdings Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	12,000 common shares	12,000 shares

(2) DIFL US II LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	N/A	N/A

(b)  One share equals one vote. The rights, including voting rights, of the member of DIFL US II LLC are governed by the limited liability company agreement, which is filed as an exhibit hereto.

Indenture Securities

8.  Analysis of indenture provisions.

The New Notes will be subject to the Indenture to be filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms used in this Item 8, “Analysis of indenture provisions” shall have the meanings ascribed to them in the Indenture.

(a)  Events of Default; Withholding of Notice

Events of Default

Each of the following events is an “Event of Default”:

(i)  default for 30 days in the payment when due of any interest or any Additional Amounts on any Note;

(ii)  default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(iii)  failure to comply with any covenant or agreement of the Company or of any Subsidiary that is contained in the Indenture (other than specified in clause (i) or (ii) above) and such failure continues for a period of 60 days or more after the receipt of written notice as specified in the Indenture;

(iv)  default under the terms of any instrument evidencing or securing the Debt of the Company or any Subsidiary having an outstanding principal amount in excess of $75.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt (or permits the holders thereof to accelerate such Debt) or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment, and such failure to make any payment has not been waived or the maturity of such Debt has not been extended;

(v)  [reserved];

(vi)  one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Company or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(vii)  the entry by a court of competent jurisdiction of (A) a decree or order for relief in respect of an Issuer or any Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging an Issuer or any Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of an Issuer or any Significant Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of an Issuer or any Significant Subsidiary or of any substantial part of their respective properties or ordering the winding up or liquidation of their affairs, and any such decree, order or appointment pursuant to any Bankruptcy Law for relief shall continue to be in effect, or any such other decree, appointment or order shall be unstayed and in effect, for a period of 100 consecutive days;

(viii)  (A) an Issuer or any Significant Subsidiary (x) commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent or (y) consents to the filing of a petition, application, answer or consent seeking reorganization or relief under any applicable Bankruptcy Law, (B) an Issuer or any Significant Subsidiary consents to the entry of a decree or order for relief in respect of an Issuer or such Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it or, (C) an Issuer or any Significant Subsidiary (x) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator or similar official of an Issuer or such Significant Subsidiary or of any substantial part of their respective properties, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due;

(ix)  [reserved];

(x)  the occurrence of any default under the CoC Steps Plan caused by the Company, any Affiliate thereof, or any of its Subsidiaries or DOB to the extent that (after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof) the same permits any party to the Restructuring Support Agreement that is a beneficial holder of Notes to exercise any rights or remedies described in the Restructuring Support Agreement with respect to the CoC Steps Plan, including, if required by the CoC Steps Plan, the failure to use commercially reasonable efforts to facilitate the transfer of certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuers, or the failure to take any other action required by the CoC Steps Plan, in each case, after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof; or

(xi)  (i) the breach by DHL of any covenant or obligation in the Exit Preferred Shares, after giving effect to any applicable grace period, waiver, or modification thereunder or (ii) the breach by DHL of any obligations with respect to the Specified Intercompany Loans (including any failure by DHL to contribute, or cause to be contributed, to DIFL within three Business Days all proceeds received by DHL in respect of the Specified Intercompany Loans after the Cash Cap Condition has been satisfied) and in each case of (i) and (ii) such breach or failure continues for a period of 3 Business Days or more after the receipt of written notice as specified in the Indenture.

Acceleration

If an Event of Default (other than as specified in clause (vii) or (viii) above with respect to the Company) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuers (and to the Trustee if such notice is given by the Holders) may, and the Trustee, upon the written request of such Holders, in the manner and to the extent provided in the Trust Indenture Act, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes shall become immediately due and payable.

If an Event of Default specified in clause (vii) or (viii) above occurs and is continuing with respect to the Company, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

Upon the Notes becoming due and payable upon any Event of Default, whether automatically or by declaration, the entire unpaid principal amount of such Notes, plus, in each case, accrued and unpaid interest thereon, shall all be immediately due and payable.

At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuers and the Trustee, may rescind such declaration and its consequences if:

(i)  the Issuers have paid or deposited with the Trustee a sum sufficient to pay:

(A)  all overdue interest and Additional Amounts on all Notes then outstanding;

(B)  all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(C)  to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(D)  all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(ii)  the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(iii)  all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Withholding of Notice

If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes. Notice to Holders under this paragraph will be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act.

(b)  Authentication and Delivery of the Notes; Use of Proceeds

An authorized member of each Issuer’s board of directors or an executive officer of each Issuer shall sign the Notes on behalf of the Issuers by manual or facsimile signature.

If an authorized member of an Issuer’s board of directors or an executive officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

Upon receipt of an Issuer Order, the Issuers shall execute and the Trustee shall authenticate (a) Original Notes, (b) Additional Notes, from time to time, subject to compliance at the time of issuance of such Additional Notes with the Indenture, it being understood that failure to comply shall constitute a Default but not invalidate any issuance of Additional Notes as Additional Notes under the Indenture, and (c) PIK Notes pursuant to the Indenture. Any issue of Additional Notes other than PIK Notes that is to utilize the same ISIN or CUSIP number as a Note already issued hereunder shall be effected in a manner and under circumstances whereby such Additional Notes are fungible for U.S. federal income tax purposes with Notes previously issued. Otherwise, the Additional Notes will have a separate CUSIP or ISIN number.

The Trustee may appoint an authenticating agent reasonably acceptable to the Issuers to authenticate the Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by any such agent. An authenticating agent has the same rights as any Registrar, co-Registrar Transfer Agent or Paying Agent to deal with the Issuers or an Affiliate of the Issuers.

The Trustee shall have the right to decline to authenticate and deliver any Notes under the Indenture if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability.

There will be no proceeds from the initial issuance of the New Notes because the New Notes will be exchanged for the DIFL Unsecured Notes pursuant to the Scheme.

(c)  Satisfaction and Discharge

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(i)  the Issuers have irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and the Issuers have delivered irrevocable instructions to the Trustee under the Indenture in the form of an Officer’s Certificate to apply the deposited money toward the payment of Notes at Maturity or on the Redemption Date, as the case may be and either:

(A)  all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(B)  all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuers’ name, and at the Issuers’ expense;

(ii)  the Issuers have paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(iii)  the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that:

(A)  all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(B)  such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuers or any Subsidiary is a party or by which the Issuers or any Subsidiary is bound.

(d)  Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Issuers shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate, stating that in the course of the performance by the signer of its duties as an officer of the Issuers such signer would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuers are taking or proposed to take with respect thereto. For purposes of this provision, such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture.

If any Issuer shall become aware that (i) any Default or Event of Default has occurred and is continuing or (ii) any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under the Indenture or the Notes, the Issuers shall immediately deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action (including any action the Issuers are taking or proposed to take in respect thereof).

9.  Other Obligors

No person, other than the Applicant, will be an obligor of the New Notes.

Contents of Application for Qualification. This application for qualification comprises—

(a)  Pages numbered 1 to 15, consecutively.

(b)  The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1	Certificate of Incorporation of Digicel MidCo Limited**
T3A-2	Memorandum of Association of Digicel MidCo Limited**
T3A-3	Certificate of Formation of DIFL US II LLC*
T3B-1	Bye-laws of Digicel MidCo Limited **
T3B-2	Limited Liability Company Agreement of DIFL US II LLC*
T3C	Form of Indenture*
T3D	Findings of the Court*
T3E-1	Scheme Document**
T3E-2	Proxy Solicitation Statement**
T3E-3	Explanatory Statement*
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C hereto)*
25.1	Statement of eligibility and qualification of the trustee on Form T-1**

*	Filed herewith.

**	Filed previously with the Initial Application filed on August 21, 2023.

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants below, a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dublin, Ireland, on the 18th day of January, 2024.

Digicel MidCo Limited

Attest:	/s/ Lawrence Hickey		By:	/s/ Denis O’Brien
	Name:	Lawrence Hickey		Name:	Denis O’Brien
	Title:	Director		Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, a company organized and existing under the laws of the state of Delaware, USA, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Castries, St. Lucia, on the 18th day of January, 2024.

DIFL US II LLC
			By:	Digicel International Finance Limited, its sole member

Attest:	/s/ Denis O’Brien		By:	/s/ Holly McNamara
	Name:	Denis O’Brien		Name:	Holly McNamara
	Title:	Director		Title:	Director